United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

USGAAP Financial Pages

Report of Independent Registered Public Accounting Firm

Condensed Consolidated Balance Sheets as of September 30, 2006 and December 31, 2005

Condensed Consolidated Statements of Income for the three-month periods ended September 30, 2006 and 2005 and June 30, 2006 and for the nine-month periods ended September 30, 2006 and 2005

Condensed Consolidated Statements of Cash Flows for the for the three-month periods ended September 30, 2006 and 2005 and June 30, 2006 and for the nine-month periods ended September 30, 2006 and 2005

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended September 30, 2006 and 2005 and June 30, 2006 and for the nine-month periods ended September 30, 2006 and 2005

Notes to the Condensed Consolidated Financial Information

Supplemental Financial Information

Signature Page

USGAAP Financial Pages
Report of independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders
Companhia Vale do Rio Doce
We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of September 30, 2006, and the related unaudited condensed consolidated statements of income, of cash flows and of changes in stockholders’ equity for the three-month periods ended September 30 and June 30, 2006 and September 30, 2005 and for the nine-month periods ended September 30, 2006 and 2005, respectively. This interim financial information is the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.
We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2005, and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for the year then ended (not presented herein) and in our report dated March 6, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.
PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
November 8, 2006

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	September	December 31,
	30,2006	2005
	(unaudited)
Assets
Current assets
Cash and cash equivalents	2,891	1,041
Accounts receivable
Related parties	213	159
Unrelated parties	2,045	1,490
Loans and advances to related parties	59	22
Inventories	1,336	1,142
Deferred income tax	358	186
Recoverable taxes	303	362
Others	374	373

	7,579	4,775

Property, plant and equipment, net	19,427	14,166
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,690	1,672
Other assets
Goodwill on acquisition of subsidiaries	594	548
Loans and advances
Related parties	5	4
Unrelated parties	67	61
Prepaid pension cost	455	308
Judicial deposits	828	568
Advances to suppliers — energy	429	311
Recoverable taxes	208	110
Others	266	121

	2,852	2,031

TOTAL	31,548	22,644

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)
(Continued)

	September 30,	December 31,
	2006	2005
	(unaudited)
Liabilities and stockholders’ equity

Current liabilities

Suppliers	908	1,110
Payroll and related charges	235	229
Dividends and interest attributed to stockholders	628	—
Current portion of long-term debt — unrelated parties	978	1,218
Short-term debt	233	15
Loans from related parties	46	62
Provision for income taxes	340	244
Taxes payable	92	53
Employees post-retirement benefits	36	30
Others	358	364

	3,854	3,325

Long-term liabilities
Employees post-retirement benefits	252	241
Long-term debt — unrelated parties	4,612	3,714
Loans from related parties	1	1
Provisions for contingencies (Note 11 (b))	1,425	1,286
Unrealized loss on derivative instruments	247	260
Deferred income tax	360	2
Provisions for asset retirement obligations	250	225
Others	478	395

	7,625	6,124

Minority interests	1,189	1,218

Stockholders’ equity
Preferred class A stock — 1,800,000,000 no-par-value shares authorized and 959,758,200 issued	4,702	2,150
Common stock — 900,000,000 no-par-value shares authorized and 1,499,898,858 issued	3,806	3,806
Treasury stock — 15,172,516 preferred and 28,291,020 common shares	(389)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive deficit	(1,792)	(2,729)
Appropriated retained earnings	4,706	4,357
Unappropriated retained earnings	7,349	3,983

	18,880	11,977

TOTAL	31,548	22,644

See notes to condensed consolidated financial statements.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

				Nine-month periods ended
	Three-month periods ended			September 30,
	September 30,	June 30,	September 30,
	2006	2006	2005	2006	2005
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	4,014	3,286	2,887	10,060	7,712
Revenues from logistic services	383	362	359	1,034	907
Aluminum products	638	640	358	1,707	1,031
Other products and services	31	25	6	68	9

	5,066	4,313	3,610	12,869	9,659
Taxes on revenues	(214)	(167)	(165)	(531)	(465)

Net operating revenues	4,852	4,146	3,445	12,338	9,194

Operating costs and expenses
Cost of ores and metals sold	(1,580)	(1,350)	(1,202)	(4,186)	(3,248)
Cost of logistic services	(203)	(196)	(188)	(573)	(500)
Cost of aluminum products	(382)	(324)	(249)	(963)	(643)
Others	(16)	(14)	(6)	(38)	(9)

	(2,181)	(1,884)	(1,645)	(5,760)	(4,400)
Selling, general and administrative expenses	(167)	(212)	(160)	(547)	(408)
Research and development	(134)	(101)	(104)	(306)	(192)
Employee profit sharing plan	(34)	(35)	(24)	(97)	(65)
Others	(88)	(41)	(107)	(171)	(158)

	(2,604)	(2,273)	(2,040)	(6,881)	(5,223)

Operating income	2,248	1,873	1,405	5,457	3,971

Non-operating income (expenses)
Financial income	59	45	36	146	92
Financial expenses	(172)	(245)	(216)	(630)	(359)
Foreign exchange and monetary gains (losses), net	38	28	163	325	465
Gain on sale of investments	16	338	126	363	126

	(59)	166	109	204	324

Income before income taxes, equity results and minority interests	2,189	2,039	1,514	5,661	4,295

Income taxes
Current	(419)	(158)	(172)	(819)	(662)
Deferred	71	(80)	(102)	(62)	(162)

	(348)	(238)	(274)	(881)	(824)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	187	184	194	527	547
Minority interests	(124)	(105)	(117)	(352)	(373)

Net income	1,904	1,880	1,317	4,955	3,645

Basic and diluted earnings per Preferred Class A Share	0.79	0.77	0.57	2.04	1.58
Basic and diluted earnings per Common Share	0.79	0.77	0.57	2.04	1.58
Weighted average number of shares outstanding (thousands of shares) Common shares	1,471,608	1,471,608	1,471,608	1,471,608	1,471,608
Preferred Class A shares	952,346	959,717	831,432	955,873	831,432
See notes to condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

				Nine-month periods ended
	Three-month periods ended			September 30,
	September 30,	June 30,	September 30,
	2006	2006	2005	2006	2005
Cash flows from operating activities:
Net income	1,904	1,880	1,317	4,955	3,645

Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	232	205	171	618	436
Dividends received	242	98	158	452	353
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(187)	(184)	(194)	(527)	(547)
Deferred income taxes	(71)	80	102	62	162
Provisions for contingencies	23	19	10	55	(1)
Gain on sale of investments	(16)	(338)	(126)	(363)	(126)
Foreign exchange and monetary losses (gains)	25	(75)	(201)	(341)	(472)
Unrealized derivative losses (gains), net	(75)	51	66	20	(24)
Minority interests	124	105	117	352	373
Interest payable (receivable), net	(55)	40	12	(43)	48
Others	1	(21)	3	24	(61)
Decrease (increase) in assets:					.
Accounts receivable	(291)	(346)	281	(475)	(283)
Inventories	34	(23)	(44)	(6)	(114)
Others	10	(38)	(441)	(136)	(702)
Increase (decrease) in liabilities:					.
Suppliers	28	103	(21)	(236)	166
Payroll and related charges	47	47	22	(14)	—
Income taxes	112	175	396	109	642
Others	88	(34)	160	(117)	150

Net cash provided by operating activities	2,175	1,744	1,788	4,389	3,645

Cash flows from investing activities:					.
Loans and advances receivable					.
Related parties					.
Additions	(2)	1	(1)	(8)	(28)
Repayments	8	—	28	11	53
Others	20	(35)	(1)	33	—
Guarantees and deposits	(26)	(12)	(32)	(61)	(52)
Additions to investments	(57)	(2)	—	(61)	(91)
Additions to property, plant and equipment	(834)	(961)	(1,302)	(2,650)	(2,740)
Proceeds from disposal of investments	—	418	126	432	126
Proceeds from disposals of property, plant and equipment	11	29	1	49	4
Cash used to acquire subsidiaries, net cash of acquired	(6)	—	—	(6)	—

Net cash used in investing activities	(886)	(562)	(1,181)	(2,261)	(2,728)

Cash flows from financing activities:					.
Short-term debt, net issuances (repayments)	213	(65)	(194)	198	43
Loans					.
Related parties					.
Additions	(1)	1	—	10	7
Repayments	(17)	29	(17)	(28)	(43)
Issuances of long-term debt					.
Related parties	—	—	—	—	15
Others	12	4	22	1,363	371
Stock treasury	(276)	(25)	—	(301)	—
Repayments of long-term debt	(206)	(200)	(156)	(727)	(744)
Dividends and interest attributed to stockholders	—	(650)	—	(650)	(500)
Dividends to minority interest	(37)	(19)	—	(56)	—

Net cash used in financing activities	(312)	(925)	(345)	(191)	(851)

Increase in cash and cash equivalents	977	257	262	1,937	66
Effect of exchange rate changes on cash and cash equivalents	20	(7)	17	(87)	(80)
Cash and cash equivalents, beginning of period	1,894	1,644	956	1,041	1,249

Cash and cash equivalents, end of period	2,891	1,894	1,235	2,891	1,235

Cash paid during the period for:					.
Interest on short-term debt	(2)	(5)	(1)	(8)	(1)
Interest on long-term debt	(146)	(73)	(71)	(313)	(188)
Income tax	(247)	(31)	(202)	(465)	(452)
Non-cash transactions					.
Income tax paid with credits	(56)	(40)	(16)	(126)	(74)
Interest capitalized	(34)	(31)	(10)	(96)	(34)
Fair market value adjustment in relation to acquisition of minority interest in Caemi (Note 5)	—	—	—	(2,182)	—
See notes to condensed consolidated financial statements.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three-month periods ended			Nine-month periods ended September 30,
	September 30,	June 30,	September 30,
	2006	2006	2005	2006	2005
Preferred class A stock (including three special shares)
Beginning of the period	4,702	4,702	2,150	2,150	1,176
Capital increase (Note 5)	—	—	—	2,552	—
Transfer from appropriated retained earnings	—	—	—	—	974

End of the period	4,702	4,702	2,150	4,702	2,150

Common stock
Beginning of the period	3,806	3,806	3,806	3,806	2,121
Merger of shares	—	—	—	—	1,685

End of the period	3,806	3,806	3,806	3,806	3,806

Treasury stock
Beginning of the period	(113)	(88)	(88)	(88)	(88)
Acquisitions	(276)	(25)	—	(301)	—

End of the period	(389)	(113)	(88)	(389)	(88)

Additional paid-in capital
Beginning and end of the period	498	498	498	498	498

Other cumulative comprehensive deficit
Cumulative translation adjustments
Beginning of the period	(1,888)	(2,006)	(2,859)	(2,856)	(3,869)
Change in the period	(34)	118	590	934	1,600

End of the period	(1,922)	(1,888)	(2,269)	(1,922)	(2,269)

Unrealized gain on available-for-sale securities
Beginning of the period	112	132	115	127	95
Change in the period	18	(20)	49	3	69

End of the period	130	112	164	130	164

Total other cumulative comprehensive deficit	(1,792)	(1,776)	(2,105)	(1,792)	(2,105)

Appropriated retained earnings
Beginning of the period	4,705	4,687	1,829	4,357	4,143
Transfer from unappropriated retained earnings	1	18	107	349	452
Transfer to capital stock	—	—	—	—	(2,659)

End of the period	4,706	4,705	1,936	4,706	1,936

Unappropriated retained earnings
Beginning of the period	5,386	4,824	4,798	3,983	3,315
Net income	1,904	1,880	1,317	4,955	3,645
Dividends and interest attributed to stockholders
Preferred class A stock	—	(513)	—	(513)	(180)
Common stock	—	(787)	—	(787)	(320)
Appropriation to reserves	59	(18)	(107)	(289)	(452)

End of the period	7,349	5,386	6,008	7,349	6,008

Total stockholders’ equity	18,880	17,208	12,205	18,880	12,205

Comprehensive income is comprised as follows:
Net income	1,904	1,880	1,317	4,955	3,645
Cumulative translation adjustments	(34)	118	590	934	1,600
Unrealized gain (loss) on available-for-sale securities	18	(20)	49	3	69

Total comprehensive income	1,888	1,978	1,956	5,892	5,314

Shares
Preferred class A stock (including six special shares)(1)	959,758,200	959,758,200	831,455,478	959,758,200	831,455,478
Common stock	1,499,898,858	1,499,898,858	1,499,898,858	1,499,898,858	1,499,898,858
Treasury stock (2)
Beginning of the period	(29,595,036)	(28,313,936)	(28,314,626)	(28,313,936)	(28,314,922)
Acquisitions	(13,868,500)	(1,281,100)	—	(15,149,600)	—
Sales	—	—	—	—	296

End of the period	(43,463,536)	(29,595,036)	(28,314,626)	(43,463,536)	(28,314,626)

	2,416,193,522	2,430,062,022	2,303,039,710	2,416,193,522	2,303,039,710

Dividends and interest attributed to stockholders (per share)
Preferred class A stock (including six special shares)	—	0.54	—	0.54	0.22
Common stock	—	0.54	—	0.54	0.22

(1)	Increase of 128,302,722 (after split of shares) preferred shares due to merger of shares from Caemi.

(2)	As of September, 2006, 28,291,020 common shares and 15,172,516 preferred shares were held in treasury in the amount of US$389. The 28,291,020 common shares are provided as collateral to secure a loan of our subsidiary Alunorte. On September 30, 2006 the market value of 4,924,760 of these shares would be sufficient to offset the balance of the debt.
See notes to condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated
1	The Company and its operation

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our joint ventures and affiliates are described in Note 8.

The main operating subsidiaries we consolidate are as follows:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57	61	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51	51	Brazil	Aluminum
CADAM S.A (CADAM)	61	100	Brazil	Kaolin
CVRD Overseas Ltd.	100	100	Cayman Islands	Trading
Ferrovia Centro-Atlântica S. A.	100	100	Brazil	Logistics
CVRD International S.A. (1)	100	100	Swiss	Trading
Minerações Brasileiras Reunidas S.A. — MBR	90	90	Brazil	Iron ore
Mineração Onça Puma Ltda	100	100	Brazil	Nickel
Navegação Vale do Rio Doce S.A. — DOCENAVE	100	100	Brazil	Shipping
Pará Pigmentos S.A.	82	86	Brazil	Kaolin
Rio Doce Manganês S.A.	100	100	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100	100	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100	100	Norway	Ferroalloys Iron ore, Ferroalloys and
Urucum Mineração S.A.	100	100	Brazil	Manganese
Valesul Aumínio S.A. (2)	100	100	Brazil	Aluminum

(1)	Previously known as Itabira Rio Doce Company Ltd. — ITACO

(2)	Subsidiary consolidated as from July, 2006 (Note 5 and 8)
2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. As from January 1, 2004, our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable.

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Investments in unincorporated joint ventures, formed for the purpose of investing in hydroelectric power projects, are proportionately consolidated.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended September 30, 2006, June 30, 2006 and September 30, 2005 and for the nine-month periods ended June 30, 2006 and 2005 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three-month and nine-month periods ended September 30, 2006 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2006.

In preparing the condensed consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$2.1623 and R$2.3370 at September 30, 2006 and December 31, 2005, respectively to US$1.00 or the first available exchange rate if exchange on the last day of the period, was not available), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

4	Recently-issued accounting pronouncements

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. Accordingly to the Board, a single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements. This standard is effective for fiscal years ending on or after November 15, 2007. We are currently studying the impact of this standard.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS No. 158 requires employers to recognize the over funded or under funded status of defined benefit postretirement plans as an asset or a liability and to recognize the changes in the funded status through comprehensive income. Statement No. 158 also requires that defined benefit plan assets and obligations be measured as of the fiscal year-end. This standard is effective for fiscal years ending on or after December 15, 2006. We are currently studying the impact of this standard. At December 31, 2005 the Company had a funded status (excess of benefit obligation over plan assets) in the amount of US$811, from which US$131 was recorded as prepaid pension cost.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. This standard is effective for fiscal years starting on or after December, 15 2006. We are currently studying the impact of this standard.

5	Major acquisitions and disposals during the years presented

On November, 2006 the Board of Directors approved the restructuring of its stake in USIMINAS, involving its entry into the control group and the partial sale of common shares. We will sell to Nippon Steel, Votorantim Participações S/A, and Camargo Correa S/A, 5,362,928 common shares amounting to R$379 million (approximately US$176). The remaining 13,829,192 Usiminas common shares will be sold through a public offer.

During the third quarter of 2006, we sold 1,361,100 shares of GERDAU S.A. by approximately US$19. In the subsequent period after the closing of third quarter of 2006, we sold 3,379,825 shares of Gerdau S.A. by approximately US$48.

On July 3, 2006 we acquired the remaining 45.5% of Valesul Alumínio S. A., which was a jointly controlled company with equal voting rights, for US$28, becoming our aluminum subsidiary and therefore we have been consolidating it since them.

During the second quarter of 2006, we sold our total interest in Gulf Industrial Investment Company for US$418, resulting in a net gain of US$338.

At an Extraordinary Shareholders’ Meeting on March 31, 2006, the Capital Stock increased by US$2,552, corresponding to 128,302,722 preferred shares (64,151,361 before split), due to the issuance of shares in relation to the acquisition of the outstanding minority interest in Caemi.

Pro forma information considers that our acquisition of the 39.77% preferred shares of Caemi, totaling 100% of total interest as if it was completed at the beginning of each period.

	Three-month periods ended
	September 30, 2005
		Caemi - Merger
	Consolidated	(39.77%)	Pro Forma (unaudited)
Income before minority interests	1,434	—	1,434
Minority interests	(117)	104	(13)

Net income	1,317	104	1,421

Outstanding shares (thousands)	2,303,040	—	2,431,343
Basic and diluted earnings per share	0.57	—	0.58

	Nine-month periods ended September 30,
	2006			2005
		Caemi -			Caemi -
		Merger	Pro Forma		Merger	Pro Forma
	Consolidated	(39.77%)	(unaudited)	Consolidated	(39.77%)	(unaudited)
Income before minority interests	5,307	—	5,307	4,018	—	4,018
Minority interests	(352)	54	(298)	(373)	196	(177)

Net income	4,955	54	5,009	3,645	196	3,841

Outstanding shares (thousands)	2,416,194	—	2,416,194	2,303,040	—	2,341,343
Basic and diluted earnings per share	2.05	—	2.05	1.58	—	1.58
In November 2005, we acquired 93.0% of the voting capital of Canico Resource Corp. (Canico) a Canadian-based junior resource company focused on the development of the Onça-Puma nickel laterite, for US$750. In December 2005, we acquired an additional 6.20% of the voting capital of Canico for US$50. Canico ´s only significant asset other than US$63 of cash and cash equivalents was US$794 of mining rights. On February 10, 2006, we concluded the acquisition of the outstanding common shares of Canico, acquiring the remaining voting capital of Canico, 0.8% of its total capital for US$6, which is now a wholly owned subsidiary.

During the first quarter of 2006, we sold our total interest in Nova Era Silicon (49%) to JFE Steel Corporation for US$14, resulting in a net gain of US$9.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

				Nine-month periods ended
	Three-month periods ended			September 30,
	September	June 30,	September
	30,2006	2006	30,2005	2006	2005
Income before income taxes, equity results and minority interests	2,189	2,039	1,514	5,661	4,295

Federal income tax and social contribution expense at statutory enacted rates	(744)	(693)	(515)	(1,925)	(1,460)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	80	85	50	256	235
Exempt foreign income	301	348	143	763	271
Difference on tax basis of equity investees	(23)	(18)	(9)	(107)	(30)
Tax incentives	71	44	54	147	135
Other non-taxable gains (losses)	(33)	(4)	3	(15)	25

Federal income tax and social contribution expense in consolidated statements of income	(348)	(238)	(274)	(881)	(824)

We have certain tax incentives relative to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends. Tax loss carry forward has no expiration date.

7	Inventories

	September 30,	December 31,
	2006	2005
Finished products
Iron ore and pellets	318	271
Manganese and ferroalloys	118	151
Alumina	41	22
Aluminum	77	52
Kaolin	36	18
Others	36	28
Spare parts and maintenance supplies	710	600

	1,336	1,142

8	Investments in affiliated companies and joint ventures

	September 30, 2006				Investments		Equity Adjustments					Dividends received
										Nine-month periods ended					Nine-month periods ended
							Three-month periods ended			September 30,		Three-month periods ended			September 30,
				Net income
	Participation in		Net	(loss) for the	September	December	September	June 30,	September			September	June 30,	September
	capital (%)		equity	period	30, 2006	31, 2005	30, 2006	2006	30, 2005	2006	2005	30, 2006	2006	30, 2005	2006	2005
	voting	total
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	71	32	36	60	(1)	7	13	16	26	—	—	—	22	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	73	21	37	37	4	2	8	11	24	—	—	16	13	20
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	78	33	39	41	2	5	3	16	20	—	11	—	11	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	66	19	34	33	3	2	5	10	19	—	—	10	12	10
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	550	326	325	335	57	67	82	163	172	175	—	75	200	130
Minas da Serra Geral S.A. — MSG	50.00	50.00	46	2	23	21	1	1	2	1	(2)	—	1	—	1	—
Gulf Industrial Investment Company — GIIC (5)	—	—	—	—	—	62	—	4	14	18	49	—	—	20	—	31
Others	—	—	—	—	21	25	1	—	—	—	(1)	—	1	—	1	—

					515	614	67	88	127	235	307	175	13	121	260	191
Logistics
MRS Logística S.A	37.23	40.45	472	180	198	109	32	24	17	69	39	—	20	—	20	5

					198	109	32	24	17	69	39	—	20	—	20	5
Holdings

Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (4)	22.99	11.46	3.090	843	352	281	43	28	36	96	135	12	28	29	40	63
California Steel Industries Inc. — CSI	50.00	50.00	343	101	172	161	17	18	(1)	50	15	37	—	8	40	28
SIDERAR (cost $15) — available for sale investments (4)	4.85	4.85	—	—	111	142	—	—	—	—	—	—	—	—	—	—

					635	584	60	46	35	146	150	49	28	37	80	91
Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	359	109	143	178	18	14	17	44	49	18	22	—	77	58
Valesul Alumínio S.A. — VALESUL (6)	100.00	100.00	—	—	—	58	—	8	(2)	12	2	—	—	—	—	8

					143	236	18	22	15	56	51	18	22	—	77	66
Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	412	85	103	96	10	4	—	21	—	—	15	—	15	—
Shandong Yankuang International Company Ltd(3)	25.00	25.00	102	—	27	22	—	—	—	—	—	—	—	—	—	—

					130	118	10	4	—	21	—	—	15	—	15	—
Other affiliates and joint ventures
Others	—	—	—	—	69	11	—	—	—	—	—	—	—	—	—	—

					69	11	—	—	—	—	—	—	—	—	—	—

					977	949	88	72	50	223	201	67	65	37	172	157

Total	—	—	—	—	1.690	1.672	187	184	194	527	547	242	98	158	452	353

(1)	CVRD held a majority of the voting interest of several entities that were accounted for under the equity method, in accordance with EITF 96-16, due to veto rights held by minority shareholders under shareholders agreements;

(2)	Investment includes goodwill of US$50 and US$46 in 2006 and 2005, respectively;

(3)	Pre operating investment;

(4)	The quoted market value of Usiminas is equal to US$879 and Siderar is equal to US$111;

(5)	Sold for US$418 in May, 2006.

(6)	Subsidiary consolidated as from July, 2006 (see note 5)

9	Stockholders’ equity

On May 22, 2006 a stock split was effected which had been approved by the Extraordinary General Shareholders’ Meeting on April 27, 2006. Each existing, common and preferred, share was split into two shares.

After the split our capital comprises 2,459,657,058 shares, of which 959,758,200 common shares 1,499,898,858 class “A” preferred shares, including six special class shares without par value (“Golden Share”). The share/ADR proportion will be maintained at 1/1; therefore, each common and preferred share, will continue to be represented by one ADR supported by one common share (NYSE: RIO) or by one ADR supported by one class “A” preferred share (NYSE: RIOPR) respectively.

For comparative purposes we considered the effects of the split as it had occurred consistently in all periods presented.

On June 21, 2006 the Board of Directors approved a buy-back program of our preferred shares. The program involves the acquisition of up to 47,986,763 preferred shares, corresponding to 5% of our preferred shares, to be executed during 180 days. We had acquired 1,281,100 and 13,868,500 preferred shares as of June 30, 2006 and September 30, 2006, respectively, totalizing at September 30, 2006 an acquisition of 15,149,600.

On April 2006 we paid the first installment of the minimum mandatory dividend for 2006 of US$650. The distribution was made in the form of interest on stockholders’ equity and dividends and on October 2006 we paid the second installment of the minimum mandatory dividend for 2006 of US$650. The distribution was made in the form of interest on stockholders’ equity and dividends.

10	Pension costs

				Nine-month periods
	Three-month periods ended			ended September 30,
	September	June 30,	September
	30, 2006	2006	30, 2005	2006	2005
Service cost — benefits earned during the period	2	1	1	4	2
Interest cost on projected benefit obligation	70	70	63	186	179
Expected return on assets	(100)	(100)	(80)	(266)	(224)
Amortization of initial transitory obligation	3	3	3	8	8
Net deferral	(7)	(8)	(3)	(19)	(11)

Net periodic pension cost	(32)	(34)	(16)	(87)	(46)

In addition to benefits provided under the Pension Plan, accruals have been made relative to supplementary health care benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled US$77, US$76 and US$71, at September 30, 2006, June 30, 2006 and September 30, 2005, respectively, plus US$7, US$6 and US$5, respectively, in current liabilities.

The cost recognized for the three-month periods ended September 30, 2006, June 30, 2006, and September 30, 2005 and for the nine-month periods ended September 30, 2006 and September 30, 2005, relative to the defined contribution element of the New Plan was US$3, US$3, US$2, US$9 and US$6, respectively.

We previously disclosed in our consolidated financial statements for the year ended December 31, 2005, that we expected to contribute US$59 to our defined benefit pension plan in 2006. As of September 30, 2006, US$44 of our contributions has been made. We do not expect any significant change in our previous estimate.

11	Commitments and contingencies

(a)	At September 30, 2006, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$3, as follows:

	Amount of	Denominated			Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	Final maturity	guarantees
SAMARCO	3	US$	Debt guarantee	2008	None
We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees.

We have not provided any significant guarantees since January 1, 2003, which would require fair value adjustments under FIN 45 – “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision for contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	September 30, 2006		December 31, 2005
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor and social security claims	355	218	229	138
Civil claims	249	141	210	98
Tax — related actions	794	468	816	329
Others	27	1	31	3

	1,425	828	1,286	568

Labor and social security — related actions principally comprise claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil — actions principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted and accidents.

Tax — related actions principally comprise our challenges of certain revenue taxes, value added tax and income tax.

We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in the three-month periods ended September 30, 2006 and 2005 and June, 2006 aggregated US$56, US$86 and US$178 , respectively, and additional provisions aggregated US$64 , US$96 and US$184 , respectively, classified in other operating expenses.

In addition to the contingencies for which we have made provisions we are defending claims which in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible losses, which total US$1,194 at September 30, 2006, for which no provision has been made.

(c)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

At October 2, 2006 and March 27, 2006 we paid as remuneration of these “debentures” the amounts of $4 and $2, respectively.

(d)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. On September 30, 2006, US$8 of environmental liabilities and asset retirement obligations was classified in current liabilities (Others).

The changes are demonstrated as follows:

				Nine-month periods
	Three-month periods ended			ended September 30,
	September	June 30,	September
	30, 2006	2006	30, 2005	2006	2005
Provisions for asset retirement obligations beginning of period	252	248	159	225	134
Accretion expense	7	6	—	19	14
Liabilities settled in the current period	(1)	(3)	(2)	(4)	(6)
Cumulative translation adjustment	—	1	9	18	24

Provisions for asset retirement obligations end of period	258	252	166	258	166

12	Segment and geographical information

We adopt SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products – comprises the production of non-ferrous minerals, including potash, kaolin and copper.

Logistics – comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings – divided into the following sub-groups:
•	Aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.
Information presented to senior management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations

	As of and for the three-month periods ended
	September 30, 2006							June 30, 2006							September 30, 2005
				Holdings							Holdings							Holdings
		Non							Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Export	4,540	459	13	817	20	(1,984)	3,865	3,649	378	15	877	19	(1,643)	3,295	3,387	166	17	432	—	(1,398)	2,604
Gross revenues — Domestic	769	95	379	167	—	(209)	1,201	697	27	364	82	—	(152)	1,018	586	70	353	87	—	(90)	1,006
Cost and expenses	(3,317)	(319)	(250)	(735)	(24)	2,193	(2,452)	(2,770)	(230)	(264)	(643)	(22)	1,795	(2,134)	(2,554)	(200)	(256)	(408)	—	1,488	(1,930)
Research and development	(34)	(38)	(2)	—	(60)	—	(134)	(31)	(18)	(2)	—	(50)	—	(101)	(18)	(19)	—	—	(67)	—	(104)
Depreciation, depletion and amortization	(165)	(28)	(22)	(17)	—	—	(232)	(151)	(23)	(15)	(14)	(2)	—	(205)	(130)	(14)	(9)	(18)	—	—	(171)

Operating income	1,793	169	118	232	(64)	—	2,248	1,394	134	98	302	(55)	—	1,873	1,271	3	105	93	(67)	—	1,405
Financial income	190	—	8	5	5	(149)	59	173	2	4	6	(7)	(133)	45	159	—	7	2	7	(139)	36
Financial expenses	(317)	(2)	(2)	9	(9)	149	(172)	(302)	(2)	(1)	(72)	(1)	133	(245)	(268)	1	(14)	(75)	1	139	(216)
Foreign exchange and monetary gains (losses), net	42	—	—	(2)	(2)	—	38	64	(53)	4	12	1	—	28	126	1	(9)	46	(1)	—	163
Gain on sale of investments	16	—	—	—	—	—	16	338	—	—	—	—	—	338	—	—	—	—	126	—	126
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	69	—	31	18	69	—	187	88	—	24	22	50	—	184	127	—	17	15	35	—	194
Income taxes	(298)	1	(2)	(49)	—	—	(348)	(197)	—	(4)	(36)	(1)	—	(238)	(248)	2	(5)	(22)	(1)	—	(274)
Minority interests	(41)	—	—	(83)	—	—	(124)	(30)	—	—	(75)	—	—	(105)	(104)	—	(1)	(12)	—	—	(117)

Net income	1,454	168	153	130	(1)	—	1,904	1,528	81	125	159	(13)	—	1,880	1,063	7	100	47	100	—	1,317

Sales classified by geographic destination:
Export market
America, except United States	376	—	8	232	—	(249)	367	276	—	7	157	—	(153)	287	413	—	10	66	—	(286)	203
United States	160	5	—	23	20	(66)	142	156	2	—	3	19	(81)	99	56	3	—	43	—	(17)	85
Europe	1,483	259	5	362	—	(762)	1,347	1,257	169	2	380	—	(625)	1,183	1,303	82	7	205	—	(582)	1,015
Middle East/Africa/Oceania	193	42	—	52	—	(44)	243	193	112	—	106	—	(69)	342	155	20	—	9	—	24	208
Japan	515	13	—	137	—	(170)	495	366	8	—	142	—	(128)	388	345	20	—	97	—	(120)	342
China	1,413	37	—	11	—	(497)	964	1,131	6	5	89	—	(417)	814	858	17	—	12	—	(319)	568
Asia, other than Japan and China	400	103	—	—	—	(196)	307	270	81	1	—	—	(170)	182	257	24	—	—	—	(98)	183

	4,540	459	13	817	20	(1,984)	3,865	3,649	378	15	877	19	(1,643)	3,295	3,387	166	17	432	—	(1,398)	2,604
Domestic market	769	95	379	167	—	(209)	1,201	697	27	364	82	—	(152)	1,018	586	70	353	87	—	(90)	1,006

	5,309	554	392	984	20	(2,193)	5,066	4,346	405	379	959	19	(1,795)	4,313	3,973	236	370	519	—	(1,488)	3,610

Operating segment — after eliminations

	As of and for the three-month periods ended
	September 30, 2006
	Revenues							Depreciation,		Property,	Addition to
				Value	Net	Cost and		depletion and	Operating	Plant and	Property,
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Equipment,	Plant and	Investiments
Ferrous
Iron ore	2,385	524	2,909	(82)	2,827	(1,058)	1,769	(141)	1,628	12,383	530	44
Pellets	470	100	570	(22)	548	(334)	214	(14)	200	533	12	471
Manganese	12	5	17	(1)	16	(17)	(1)	(1)	(2)	60	1	—
Ferroalloys	85	45	130	(12)	118	(122)	(4)	(6)	(10)	196	8	—

	2,952	674	3,626	(117)	3,509	(1,531)	1,978	(162)	1,816	13,172	551	515

Non ferrous
Potash	—	55	55	(3)	52	(33)	19	(7)	12	174	2	—
Kaolin	45	8	53	(2)	51	(44)	7	(8)	(1)	233	—	—
Copper	247	33	280	(7)	273	(71)	202	(13)	189	1,352	56	—

	292	96	388	(12)	376	(148)	228	(28)	200	1,759	58	—

Aluminum
Alumina	271	—	271	(8)	263	(187)	76	(10)	66	1,624	114	—
Aluminum	304	59	363	(12)	351	(192)	159	(7)	152	390	10	—
Bauxite	4	—	4	—	4	(5)	(1)	—	(1)	499	74	143

	579	59	638	(20)	618	(384)	234	(17)	217	2,513	198	143

Logistics
Railroads	—	278	278	(47)	231	(131)	100	(20)	80	700	17	198
Ports	11	63	74	(12)	62	(37)	25	(4)	21	222	4	—
Ships	11	20	31	(4)	27	(28)	(1)	—	(1)	3	—	—

	22	361	383	(63)	320	(196)	124	(24)	100	925	21	198
Others	20	11	31	(2)	29	(113)	(84)	(1)	(85)	1,058	6	834

	3,865	1,201	5,066	(214)	4,852	(2,372)	2,480	(232)	2,248	19,427	834	1,690

Operating segment — after eliminations (continued)

	As of and for the three-month periods ended
	June 30, 2006
								Depreciation,		Property,	Addition to
	Revenues			Value	Net	Cost and		depletion and	Operating	Plant and	Property,
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Equipment,	Plant and	Investiments
Ferrous
Iron ore	1,986	485	2,471	(73)	2,398	(959)	1,439	(122)	1,317	11,991	675	42
Pellets	313	90	403	(21)	382	(270)	112	(10)	102	523	30	580
Manganese	8	4	12	(1)	11	(17)	(6)	(1)	(7)	60	3	—
Ferroalloys	87	38	125	(10)	115	(117)	(2)	(4)	(6)	208	15	—

	2,394	617	3,011	(105)	2,906	(1,363)	1,543	(137)	1,406	12,782	723	622

Non ferrous
Potash	—	23	23	(2)	21	(11)	10	(7)	3	177	1	—
Kaolin	40	7	47	—	47	(34)	13	(7)	6	239	—	—
Copper	201	4	205	—	205	(55)	150	(12)	138	1,297	18	—

	241	34	275	(2)	273	(100)	173	(26)	147	1,713	19	—

Aluminum
Alumina	339	—	339	—	339	(204)	135	(8)	127	1,519	88	—
Aluminum	279	14	293	(1)	292	(111)	181	(6)	175	384	6	72
Bauxite	8	—	8	—	8	(7)	1	—	1	420	56	126

	626	14	640	(1)	639	(322)	317	(14)	303	2,323	150	198

Logistics
Railroads	—	272	272	(46)	226	(133)	93	(19)	74	693	26	167
Ports	—	64	64	(11)	53	(30)	23	(5)	18	226	1	—
Ships	15	11	26	(2)	24	(28)	(4)	(1)	(5)	3	—	—

	15	347	362	(59)	303	(191)	112	(25)	87	922	27	167

Others	19	6	25	—	25	(92)	(67)	(3)	(70)	1,046	42	777

	3,295	1,018	4,313	(167)	4,146	(2,068)	2,078	(205)	1,873	18,786	961	1,764

Operating segment — after eliminations (continued)

	As of and for the three-month periods ended
	September 30, 2005
								Depreciation,		Property,	Addition to
	Revenues			Value	Net	Cost and		depletion and	Operating	Plant and	Property,
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Equipment,	Plant and	Investiments
Ferrous
Iron ore	1,649	416	2,065	(66)	1,999	(693)	1,306	(120)	1,186	8,171	934	50
Pellets	438	91	529	(22)	507	(347)	160	(7)	153	453	3	579
Manganese	14	6	20	(2)	18	(25)	(7)	(1)	(8)	35	2	—
Ferroalloys	61	31	92	(9)	83	(87)	(4)	(5)	(9)	198	14	—

	2,162	544	2,706	(99)	2,607	(1,152)	1,455	(133)	1,322	8,857	953	629

Non ferrous
Potash	—	47	47	(4)	43	(32)	11	(1)	10	159	4	—
Kaolin	36	6	42	(2)	40	(56)	(16)	(3)	(19)	244	5	—
Copper	75	17	92	(1)	91	(59)	32	(9)	23	1,192	26	—

	111	70	181	(7)	174	(147)	27	(13)	14	1,595	35	—

Aluminum
Alumina	116	30	146	(4)	142	(130)	12	(7)	5	1,284	141	—
Aluminum	191	11	202	(2)	200	(105)	95	(11)	84	378	5	64
Bauxite	10	—	10	—	10	(10)	—	—	—	200	56	162

	317	41	358	(6)	352	(245)	107	(18)	89	1,862	202	226

Logistics
Railroads	—	267	267	(38)	229	(161)	68	(5)	63	688	79	97
Ports	—	67	67	(6)	61	(32)	29	(2)	27	255	—	—
Ships	14	11	25	(3)	22	(26)	(4)	—	(4)	4	—	—

	14	345	359	(47)	312	(219)	93	(7)	86	947	79	97

Others	—	6	6	(6)	—	(106)	(106)	—	(106)	114	33	692

	2,604	1,006	3,610	(165)	3,445	(1,869)	1,576	(171)	1,405	13,375	1,302	1,644

Results by segment — before eliminations (Unaudited)

	Nine-month periods ended September 30,
	2006							2005
		Non			Holdings				Non			Holdings
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated

RESULTS
Gross revenues — Export	11,492	1,017	44	2,284	39	(5,076)	9,800	8,985	525	54	1,299	—	(3,875)	6,988
Gross revenues — Domestic	2,002	177	1,037	338	7	(492)	3,069	1,651	161	899	261	—	(301)	2,671
Cost and expenses	(8,664)	(710)	(744)	(1,888)	(50)	5,568	(6,488)	(6,906)	(515)	(624)	(1,191)	—	4,176	(5,060)
Research and development	(87)	(81)	(5)	—	(133)	—	(306)	(38)	(69)	—	(6)	(79)	—	(192)
Depreciation, depletion and amortization	(450)	(70)	(51)	(45)	(2)	—	(618)	(324)	(44)	(28)	(40)	—	—	(436)

Operating income	4,293	333	281	689	(139)	—	5,457	3,368	58	301	323	(79)	—	3,971
Financial income	524	2	20	13	2	(415)	146	306	1	26	7	8	(256)	92
Financial expenses	(895)	(6)	(5)	(125)	(14)	415	(630)	(556)	(4)	(21)	(35)	1	256	(359)
Foreign exchange and monetary gains (losses), net	232	5	(7)	96	(1)	—	325	322	7	(16)	153	(1)	—	465
Gain on sale of investments	363	—	—	—	—	—	363	—	—	—	—	126	—	126
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	235	—	69	56	167	—	527	307	—	39	51	150	—	547
Income taxes	(741)	1	(9)	(131)	(1)	—	(881)	(705)	(1)	(15)	(101)	(2)	—	(824)
Minority interests	(138)	—	—	(214)	—	—	(352)	(233)	—	(1)	(139)	—	—	(373)

Net income	3,873	335	349	384	14	—	4,955	2,809	61	313	259	203	—	3,645

Sales classified by geographic destination:
Export market
America, except United States	923	1	21	520	—	(574)	891	963	—	32	253	—	(575)	673
United States	420	10	—	29	39	(188)	310	348	3	3	163	—	(215)	302
Europe	3,890	523	13	1,030	—	(1,967)	3,489	3,645	257	19	522	—	(1,626)	2,817
Middle East/Africa/Oceania	569	158	—	190	—	(181)	736	556	92	—	15	—	(102)	561
Japan	1,243	50	—	405	—	(442)	1,256	890	32	—	292	—	(332)	882
China	3,500	53	8	100	—	(1,230)	2,431	1,898	55	—	38	—	(713)	1,278
Asia, other than Japan and China	947	222	2	10	—	(494)	687	685	86	—	16	—	(312)	475

	11,492	1,017	44	2,284	39	(5,076)	9,800	8,985	525	54	1,299	—	(3,875)	6,988
Domestic market	2,002	177	1,037	338	7	(492)	3,069	1,651	161	899	261	—	(301)	2,671

	13,494	1,194	1,081	2,622	46	(5,568)	12,869	10,636	686	953	1,560	—	(4,176)	9,659

Operating segment – after eliminations (Unaudited)

	Nine-month periods ended September 30,
	2006
								Depreciation,		Property,	Addition to
	Revenues			Value	Net	Cost and		depletion and	Operating	Plant and	Property,
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Equipment,	Plant and	Investiments

Ferrous
Iron ore	6,004	1,376	7,380	(212)	7,168	(2,877)	4,291	(376)	3,915	12,383	1,796	44
Pellets	1,158	277	1,435	(62)	1,373	(899)	474	(36)	438	533	49	471
Manganese	28	12	40	(3)	37	(41)	(4)	(3)	(7)	60	12	—
Ferroalloys	243	118	361	(31)	330	(323)	7	(14)	(7)	196	23	—

	7,433	1,783	9,216	(308)	8,908	(4,140)	4,768	(429)	4,339	13,172	1,880	515

Non ferrous
Potash	—	100	100	(6)	94	(58)	36	(16)	20	174	9	—
Kaolin	126	22	148	(5)	143	(119)	24	(21)	3	233	—	—
Copper	538	58	596	(12)	584	(179)	405	(33)	372	1,352	109	—

	664	180	844	(23)	821	(356)	465	(70)	395	1,759	118	—

Aluminum
Alumina	760	10	770	(10)	760	(529)	231	(26)	205	1,624	263	—
Aluminum	830	86	916	(15)	901	(415)	486	(19)	467	390	17	—
Bauxite	21	—	21	—	21	(21)	—	—	—	499	178	143

	1,611	96	1,707	(25)	1,682	(965)	717	(45)	672	2,513	458	143

Logistics
Railroads	—	764	764	(132)	632	(378)	254	(55)	199	700	69	198
Ports	11	181	192	(32)	160	(98)	62	(12)	50	222	6	—
Ships	40	38	78	(7)	71	(81)	(10)	(2)	(12)	3	—	—

	51	983	1,034	(171)	863	(557)	306	(69)	237	925	75	198
Others	41	27	68	(4)	64	(245)	(181)	(5)	(186)	1,058	119	834

	9,800	3,069	12,869	(531)	12,338	(6,263)	6,075	(618)	5,457	19,427	2,650	1,690

Operating segment – after eliminations (Unaudited) — (continued)

	Nine-month periods ended September 30,
	2005
	Revenues							Depreciation,		Property,	Addition to
				Value	Net	Cost and		depletion and	Operating	Plant and	Property,
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Equipment,	Plant and	Investiments
Ferrous
Iron ore	4,208	1,113	5,321	(177)	5,144	(1,890)	3,254	(291)	2,963	8,171	1,865	50
Pellets	1,167	272	1,439	(60)	1,379	(917)	462	(14)	448	453	36	579
Manganese	44	15	59	(5)	54	(48)	6	(1)	5	35	3	—
Ferroalloys	261	138	399	(37)	362	(265)	97	(13)	84	198	55	—

	5,680	1,538	7,218	(279)	6,939	(3,120)	3,819	(319)	3,500	8,857	1,959	629

Non ferrous
Potash	—	108	108	(9)	99	(61)	38	(5)	33	159	11	—
Kaolin	108	18	126	(5)	121	(114)	7	(19)	(12)	244	5	—
Copper	225	35	260	(5)	255	(143)	112	(26)	86	1,192	94	—

	333	161	494	(19)	475	(318)	157	(50)	107	1,595	110	—

Aluminum
Alumina	324	68	392	(23)	369	(323)	46	(19)	27	1,284	331	—
Aluminum	576	30	606	(4)	602	(288)	314	(21)	293	378	16	64
Bauxite	33	—	33	—	33	(31)	2	—	2	200	117	162

	933	98	1,031	(27)	1,004	(642)	362	(40)	322	1,862	464	226

Logistics
Railroads	—	658	658	(102)	556	(376)	180	(22)	158	688	165	97
Ports	—	173	173	(25)	148	(91)	57	(3)	54	255	7	—
Ships	41	35	76	(7)	69	(70)	(1)	(2)	(3)	4	1	—

	41	866	907	(134)	773	(537)	236	(27)	209	947	173	97

Others	1	8	9	(6)	3	(170)	(167)	—	(167)	114	34	692

	6,988	2,671	9,659	(465)	9,194	(4,787)	4,407	(436)	3,971	13,375	2,740	1,644

13	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed — all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not contract derivatives for speculative purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (the quarterly information is unaudited):

	Interest
	rates	Currencies				Copper
	(LIBOR)	(*)	Gold	Alumina	Aluminum	(*)	Total
Unrealized gains (losses) at July 1, 2006	(1)	2	(61)	(74)	(178)	—	(312)
Financial settlement	—	—	5	11	12	—	28
Unrealized gains (losses) in the period	—	33	5	2	32	3	75
Effect of exchange rate changes	—	—	—	—	—	—	—

Unrealized gains (losses) at September 30, 2006	(1)	35	(51)	(61)	(134)	3	(209)

Unrealized gains (losses) at April 1, 2006	(3)	1	(58)	(73)	(163)	—	(296)
Financial settlement	1	—	4	13	15	—	33
Unrealized gains (losses) in the period	1	1	(7)	(15)	(31)	—	(51)
Effect of exchange rate changes	—	—	—	1	1	—	2

Unrealized gains (losses) at June 30, 2006	(1)	2	(61)	(74)	(178)	—	(312)

Unrealized gains (losses) at July 1, 2005	(9)	2	(30)	(22)	(54)	—	(113)
Financial settlement	—	(1)	3	7	7	—	16
Unrealized gains (losses) in the period	2	—	(8)	(13)	(47)	—	(66)
Effect of exchange rate changes	—	—	(2)	(2)	(5)	—	(9)

Unrealized gains (losses) at September 30, 2005	(7)	1	(37)	(30)	(99)	—	(172)

Unrealized gains (losses) at January 1, 2006	(4)	1	(46)	(53)	(157)	—	(259)
Financial settlement	1	—	13	38	41	—	93
Unrealized gains (losses) in the period	2	34	(14)	(42)	(3)	3	(20)
Effect of exchange rate changes	—	—	(4)	(4)	(15)	—	(23)

Unrealized gains (losses) at September 30, 2006	(1)	35	(51)	(61)	(134)	3	(209)

Unrealized gains (losses) at January 1, 2005	(17)	4	(37)	(55)	(127)	—	(232)
Financial settlement	8	(1)	7	23	26	—	63
Unrealized gains (losses) in the period	4	(2)	(2)	8	16	—	24
Effect of exchange rate changes	(2)	—	(5)	(6)	(14)	—	(27)

Unrealized gains (losses) at September 30, 2005	(7)	1	(37)	(30)	(99)	—	(172)

(*)	Included as “others” in Other assets.

Unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses and foreign exchange and monetary gains (losses), net.
Final maturity dates for the above instruments are as follows:

Gold	December 2008
Interest rates(LIBOR)	October 2007
Currencies	December 2011
Alumina	December 2008
Aluminum	December 2008
Copper	December 2008
14	Acquisition of INCO (Subsequent events)

On October 23, 2006 we acquired Inco Limited (Inco) for US$13 billion, corresponding to 174,623,019 common shares for Cdn$ 86.00 each share, representing 75.66% of its outstanding shares.

Our acquisition is consistent with our long-term corporate strategy and with our non-ferrous metals busines strategy. It is a new step in our strategy of developing, operating and maximizing the performance of large-scale, long-life and low-cost assets.

Our acquisition will bring a better diversification to our activities by products, markets and geographic asset base contributing to reducing our business and financial risks.

Inco is a leading Canadian-based nickel company, and one of the largest nickel producer possessing the world’s largest nickel reserve base.

In accordance with our stated purpose of acquiring 100% of the outstanding shares of Inco, we are taking the steps to acquire the remaining shares. Until November 3, 2006 we have already acquired 196,078,276 shares by aproximatelly US$15 billion, representing 86.57% of Inco’s capital.

Our financial disbursement with the acquisition of 100% of Inco shares is estimated to reach aproximatelly US$17 billion. Most part of money is coming from a bridge loan supplied by a syndicate of banks. The bridge loan has a two-year tenor, with an interest rate of Libor plus 40 basis points during the first year and Libor plus 60 basis points during the second year.

We expect to conclude several transactions to take out the bridge loan aiming to extended our debt maturity close to the pre-acquisition level, longer than seven years.

The allocations on the purchase price to acquired assets and liabilities in the following unaudited information are based on management’s preliminary internal valuation estimates. Accordingly, the purchase price allocation ajustments set forth bellow are preliminary and are subject to revision , which may be material.

Fair value used herein were calculated using current pension and post retirement benefits obligation funded status, current interest rates and sales prices for finished goods, estimated future production, investment, costs, commodity prices and cash flows.

The preparation of this information assumes that upon completation of the acquisition we will own 100% of Inco.

Cash consideration using the US$/Cdn.$ exchange rate as of September 30, 2006	16,869
Estimated transaction costs	32

Purchase price	16,901
Book value of assets acquired and liabilities assumed, net	(4,672)
Adjustment to fair value of inventory	(2,097)
Adjustment to fair value of property, plant and equipment	(12,310)
Change of control adjustments	1,145
Adjustment to fair value of other liabilities assumed	372
Adjustment to deferred taxes	3,360

Goodwill	2,699

*   *   *

Supplemental Financial Information (Unaudited)
The following unaudited information provides additional details in relation to certain financial ratios.
EBITDA — Earnings Before Financial Expenses, Minority Interests, Gain on Sale of Investments, Foreign Exchange and Monetary Gains (Losses), Equity in Results of Affiliates and Joint Ventures and Change in Provision for Losses on Equity Investments, Income Taxes, Depreciation and Amortization
(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)	EBITDA is not a US GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and financial analysts in evaluating our business commonly use it.
Selected financial indicators for the main affiliates and joint ventures are available on the Company’s website, www.cvrd.com.br, under “investor relations”

Indexes on CVRD’s Consolidated Debt (Supplemental information — Unaudited)

				Nine-month periods ended
	Three-month periods ended			September 30,
	September	June 30,	September
	30, 2006	2006	30, 2005	2006	2005
Current debt
Current portion of long-term debt — unrelated parties	978	1,115	688	978	688
Short-term debt	233	15	171	233	171
Loans from related parties	46	64	51	46	51

	1,257	1,194	910	1,257	910
Long-term debt
Long-term debt — unrelated parties	4,612	4,688	3,031	4,612	3,031
Loans from related parties	1	1	1	1	1

	4,613	4,689	3,032	4,613	3,032

Gross debt (current plus long-term debt)	5,870	5,883	3,942	5,870	3,942

Interest paid over:
Short-term debt	(2)	(5)	(1)	(8)	(1)
Long-term debt	(146)	(73)	(71)	(313)	(188)

Interest paid	(148)	(78)	(72)	(321)	(189)
EBITDA	2,722	2,176	1,734	6,527	4,760
Stockholders’ equity	18,880	17,208	12,205	18,880	12,205
LTM (2) EBITDA / LTM (2) Interest paid	21.63	23.76	21.03	21.63	21.03
Gross Debt / LTM (2) EBITDA	0.71	0.80	0.68	0.71	0.68
Gross debt / Equity Capitalization (%)	24	25	24	24	24

Financial expenses
Third party — local debt	(12)	(13)	(17)	(38)	(42)
Third party — foreign debt	(56)	(55)	(52)	(164)	(132)
Related party debt	(1)	(2)	2	(5)	(4)

Gross interest	(69)	(70)	(67)	(207)	(178)
Labor and civil claims and tax-related actions	(29)	(26)	(27)	(81)	(51)
Tax on financial transactions — CPMF	(18)	(18)	(15)	(57)	(40)
Derivatives (Interest rate / Currencies)	32	1	2	34	1
Derivatives (Gold / Alumina / Aluminium / Copper / Energy )	43	(55)	(66)	(79)	(4)
Call option premium	(86)	—	—	(86)	—
Others	(45)	(77)	(43)	(154)	(87)

	(172)	(245)	(216)	(630)	(359)

Financial income
Cash and cash equivalents	44	31	27	104	60
Others	15	14	9	42	32

	59	45	36	146	92

Financial expenses, net	(113)	(200)	(180)	(484)	(267)

Foreign exchange and monetary gain (losses), net (1)	38	28	163	325	465

Financial result, net	(75)	(172)	(17)	(159)	198

(1)	Includes foreign exchange gain(loss) on derivatives in the amount of US$ 0, US$ 1, US$ (2), US$ 23 and US$ 27 for the three-month periods ended September 30, 2006, June 30, 2006 and September 30, 2005 and for the nine-month periods ended September 30, 2006 and September 30, 2005, respectively.

(2)	Last twelve months

Calculation of EBITDA (Supplemental information — Unaudited)

				Nine-month periods ended
		Three-month periods ended		September 30,
	September 30,		September 30,
	2006	June 30, 2006	2005	2006	2005

Operating income	2,248	1,873	1,405	5,457	3,971
Depreciation	232	205	171	618	436

	2,480	2,078	1,576	6,075	4,407
Dividends received	242	98	158	452	353

EBITDA	2,722	2,176	1,734	6,527	4,760

Net operating revenues	4,852	4,146	3,445	12,338	9,194
Margin EBITDA	56.1%	52.5%	50.3%	52.9%	51.8%
Adjusted EBITDA x Operating Cash Flows (Supplemental information — Unaudited)

			As of and for the three-month periods ended				Nine-month periods ended September 30,
	September 30, 2006		June 30, 2006		September 30, 2005		2006		2005
		Operating		Operating		Operating		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows
Net income	1,904	1,904	1,880	1,880	1,317	1,317	4,955	4,955	3,645	3,645
Income tax — deferred	(71)	(71)	80	80	102	102	62	62	162	162
Income tax — current	419	—	158	—	172	—	819	—	662	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(187)	(187)	(184)	(184)	(194)	(194)	(527)	(527)	(547)	(547)
Foreign exchange and monetary losses	(38)	25	(28)	(75)	(163)	(201)	(325)	(341)	(465)	(472)
Financial expenses	113	(55)	200	40	180	12	484	(43)	267	48
Minority interests	124	124	105	105	117	117	352	352	373	373
Gain on sale of investments	(16)	(16)	(338)	(338)	(126)	(126)	(363)	(363)	(126)	(126)
Net working capital	—	28	—	(116)	—	354	—	(875)	—	(140)
Net unrealized derivative losses (gains)	—	—	—	—	—	65	—	—	—	(25)
Others	—	(51)	—	49	—	13	—	99	—	(62)

Operating income	2,248	1,701	1,873	1,441	1,405	1,459	5,457	3,319	3,971	2,856
Depreciation, depletion and amortization	232	232	205	205	171	171	618	618	436	436
Dividends received	242	242	98	98	158	158	452	452	353	353

	2,722	2,175	2,176	1,744	1,734	1,788	6,527	4,389	4,760	3,645

Operating cash flows		2,175		1,744		1,788		4,389		3,645

Income tax		419		158		172		819		662
Foreign exchange and monetary gains (losses)		(63)		47		38		16		7
Financial expenses		168		160		168		527		219
Net working capital		(28)		116		(354)		875		140
Others		51		(49)		(78)		(99)		87

EBITDA		2,722		2,176		1,734		6,527		4,760

Board of Directors, Fiscal Council and Executive Officers
Board of Directors
Sérgio Ricardo Silva Rosa
Chairman
Arlindo Magno de Oliveira
Eduardo Fernando Jardim Pinto
Erik Persson
Francisco Augusto da Costa e Silva
Hiroshi Tada
Julio Sérgio Gomes de Almeida
Jorge Luiz Pacheco
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Advisory Committees of the Board of Directors
Controlling Committee
Antonio José de Figueiredo Ferreira
Inácio Clemente da Silva
Paulo Roberto Ferreira de Medeiros
Executive Development Committee
Arlindo Magno de Oliveira
João Moisés de Oliveira
Olga Nietta Loffredi
Oscar Augusto de Camargo Filho
Strategic Committee
Roger Agnelli
Gabriel Stoliar
Demian Fiocca
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa
Finance Committee
Fábio de Oliveira Barbosa
Rômulo de Mello Dias
Wanderlei Viçoso Fagundes
Ivan Luiz Modesto Schara
Governance and Sustainability Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni
Fiscal Council
Marcelo Amaral Moraes
Chairman
Anibal Moreira dos Santos
Bernard Appy
José Bernardo de Medeiros Neto
Executive Officers
Roger Agnelli
Chief Executive Officer
Murilo de Oliveira Ferreira
Executive Officer for Equity Holdings and Business Development
José Carlos Martins
Executive Officer for Ferrous Minerals
Carla Grasso
Executive Officer for Human Resources and Corporate Services
José Lancaster
Executive Officer for Non-Ferrous Minerals
Fábio de Oliveira Barbosa
Chief Financial Officer and Investor Relations
Gabriel Stoliar
Executive Officer for Planning
Tito Botelho Martins
Executive Officer for Logistics in acting
Tito Botelho Martins
Executive Officer for Corporate Affairs
Otto de Souza Marques Júnior
Chief Officer of Control Department
Marcus Vinícius Dias Severini
Chief Accountant
CRC-RJ 093892/O-3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: November 14, 2006	By:	/s/ Fabio de Oliveira Barbosa Fabio de Oliveira Barbosa
Chief Financial Officer